INVESTCORP US INSTITUTIONAL PRIVATE CREDIT FUND

September 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investcorp US Institutional Private Credit Fund

File No. 814-01608

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Investcorp US Institutional Private Credit Fund (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following:

1.	a copy of the Company’s fidelity bond binder for the extension of the Company’s fidelity bond for the period from August 31, 2022 to February 15, 2024 (attached as Exhibit B); and

2.

a certificate of the Secretary of the Company (attached as Exhibit A) containing the resolutions of the Board of Trustees of the Company, including a majority of trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, approving the extension coverage of the fidelity bond.

If you have any questions regarding this submission, please do not hesitate to call me at (646) 690-5047.

Very truly yours,

/s/ Rocco DelGuercio
Rocco DelGuercio
Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary

EXHIBIT A

CERTIFICATE OF SECRETARY

The undersigned, Rocco DelGuercio, Secretary of Investcorp US Institutional Private Credit Fund, a Delaware statutory trust (the “Company”), does hereby certify that:

1. The resolutions attached hereto as Annex A are true, correct and complete copies of the resolutions duly adopted by the Company’s Board of Trustees, at a meeting on September 14, 2023, relating to the extension of the fidelity bond of the Company. Such resolutions have not been amended, modified or revoked and are in full force and effect on the date hereof.

2. The fidelity bond premium extension has been paid for the period from August 31, 2022 to February 15, 2024.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 18th day of September, 2023.

/s/ Rocco DelGuercio
Rocco DelGuercio
Secretary

Annex A

Approval of Fidelity Bond

RESOLVED, that the Board of Trustees (the “Board”) approves and ratifies the extension of the fidelity bond (the “Bond”) with a term from August 31, 2022 to February 15, 2024 in the amount of $1,000,000 in order to permit Investcorp US Institutional Private Credit Fund (“IPCF”) to align the future renewal of the Bond with the renewal schedule of Investcorp Credit Management BDC, Inc.; and

FURTHER RESOLVED, that the Secretary of IPCF or his delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers of IPCF be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of IPCF and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions; and

FURTHER RESOLVED, that any prior actions taken by the Authorized Officers of IPCF in connection with the foregoing resolutions be, and hereby are, ratified, confirmed and approved in all respects; and

FURTHER RESOLVED, that, in connection with the foregoing resolutions, unless otherwise specified, the Authorized Officers shall be the Chief Executive Officer, President, the Chief Financial Officer and the Treasurer of IPCF (collectively, the “Authorized Officers”).

EXHIBIT B

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

REPLACE POLICY PERIOD ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces ITEM 2. of the Declarations:

ITEM 2:	POLICY PERIOD:

	Inception Date:08/31/2022	Expiration Date:02/15/2024
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 107696735

IVBB-19031 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1